Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-189517 and 333-189517-01

May 7, 2014

PRICING TERM SHEET

Excel Trust, L.P.

$250,000,000 4.625% Senior Notes due 2024

fully and unconditionally guaranteed by

Excel Trust, Inc.

Issuer:	Excel Trust, L.P.
Guarantor:	Excel Trust, Inc.
Security:	4.625% Senior Notes due 2024
Ratings (Moody’s / S&P / Fitch):	Baa3 / BBB- / BBB- *
Principal Amount:	$250,000,000
Security Type:	Senior Unsecured Fixed Rate Notes
Legal Format:	SEC Registered
Pricing Date:	May 7, 2014
Settlement Date:	May 12, 2014 (T+3)
Maturity Date:	May 15, 2024
Public Offer Price:	99.477% of principal amount
Coupon:	4.625%
Benchmark Treasury:	2.750% due February 15, 2024
Spread to Benchmark Treasury:	210 basis points (2.100%)
Benchmark Treasury Price / Yield:	101-11+ / 2.591%
Yield to Maturity:	4.691%
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2014
Redemption Provisions:	Par Call: After February 15, 2024 at 100% Make-Whole Call: On or prior to February 15, 2024 at the Adjusted Treasury Rate +35 basis points
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	30068DAA5 / US30068DAA54
Joint Book-Running Managers:	Barclays Capital Inc.
Wells Fargo Securities, LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Jefferies LLC Cantor Fitzgerald & Co. Mitsubishi UFJ Securities (USA), Inc. Raymond James & Associates, Inc. Sandler O’Neill & Partners, L.P. Stifel, Nicolaus & Company, Incorporated

Pro Forma Ratios of Earnings to Fixed Charges:	After giving effect to this offering and the application of the net proceeds as described in “Use of Proceeds” in the preliminary prospectus supplement, the ratio of earnings to fixed charges on a pro forma basis would have been 1.13 for the three months ended March 31, 2014 and 1.08 for the year ended December 31, 2013.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by searching the SEC online database (EDGAR) on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847, and Wells Fargo Securities, LLC by calling 1-800-326-5897.